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(206) 377-2230 fax

October 16, 2007
Via Facsimile (202) 772-9208 and EDGAR
Christian N. Windsor, Esq.
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re: Washington Mutual, Inc. Definitive 14A, filed March 19, 2007 (File No. 01-14667)
Dear Mr. Windsor,
     As my colleague, Sophie Hager Hume, and I discussed with you on the telephone on October 16, 2007, we have received your correspondence dated September 26, 2007 in which you commented on the Definitive Schedule 14A of Washington Mutual, Inc. filed on March 19, 2007. While we are in the process of preparing our response, we will require additional time in which to respond. Accordingly, this letter confirms that we expect to provide our response on or before November 30, 2007.
     Thank you for your cooperation in granting this request.

Sincerely yours,
/s/ Christopher J. Bellavia

Christopher J. Bellavia Assistant General Counsel — Corporate Finance

cc: Sophie Hager Hume, Esq.